Poppy Bagels

Balance Sheet
As of November 30, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash Drawer	280.10
Lending Club Checking	52,358.64
TOTAL BUS CHK (0685)-Old CLOSED2022	13,010.51
Total Bank Accounts	**$65,649.25**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory Asset	815.92
Uncategorized Asset	0.00
Undeposited Funds-1	0.00
Total Other Current Assets	**$815.92**
Total Current Assets	**$66,465.17**
TOTAL ASSETS	**$66,465.17**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	338.46
PreOrder Tips	0.00
Square Tips	0.36
Total Other Current Liabilities	**$338.82**
Total Current Liabilities	**$338.82**
Total Liabilities	**$338.82**
Equity	
Owner's Investment	17,119.73
Owner's Pay & Personal Expenses	-24,041.00
Retained Earnings	11,065.57
Net Income	61,982.05
Total Equity	**$66,126.35**
TOTAL LIABILITIES AND EQUITY	**$66,465.17**